January 7, 2014

Melissa Kindelan

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE: NYBD Holding, Inc.

Item 4.01 Form 8-K

Filed December 31, 2013

File No. 000-54923

Dear Ms. Kindelan,

This correspondence is in response to your letter dated January 3, 2014 in reference to our filing of the Form 8-K filed December 31, 2013 on the behalf of NYBD Holding, Inc., File No. 000-54923.

Please accept the following responses and note that Registrant filed amended Form 8-K on January 7, 2014.

Comment 1

Item 4.01 Change in Registrant’s Certifying Accountant

We note you disclose that you received a resignation letter from Harris F. Rattray, CPA on December 27, 2013. However, effective November 21, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Harris F Rattray CPA, PL. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/11212013_Rattray.pdf. Please amend your 8-K to indicate that the PCAOB has revoked the registration of your prior auditor, Harris F Rattray CPA, PL. We believe the revocation of the accountant’s PCAOB registration and the reasons thereto would likely be information necessary to make the required statements under Item 304 of Regulation S-K – whether the former accountant resigned, declined to stand for re-election or was dismissed – not misleading, in light of the circumstances under which they are made.

Answer: We have filed an amended 8-K to reflect the revocation of our prior auditors registration with the Public Company Accounting Oversight Board (“PCAOB”). We have stated that “On November 21, 2013, the PCAOB revoked the registration of the Registrant’s prior independent account, Harris F. Rattray, CPA (“Harris”), due to Harris’ violations of PCAOB rule and auditing standards in auditing the financial statements and PCAOB rules and quality control standards with respect to Harris’ clients; the Registrant was not one of the clients for which Harris was sanctioned.

Comment 2

As Harris F Rattray CPA, PL is no longer registered with the PCAOB you may not include its audit reports or consents in your filings with the Commission. If Harris F Rattray CPA, PL audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please advise us as to how you intend to address any re-audit requirements.

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Answer: Any audit reports that have been audited by Harris F. Rattray CPA, PL that are required to be included will be re-audited by the Company’s current auditor that is registered with the PCAOB.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Sincerely,

/s/ Robert Rico

Robert Rico

Chief Executive Officer

NYBD Holding, Inc.

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